SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)

LONG ISLAND ICED TEA CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54267E 104
(CUSIP Number)

Eric T. Schwartz Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ivory Castle Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 875,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Heron Bay Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 875,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Vistra Asia Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 875,243
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,243
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 4 of 4 Pages

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D (as amended, this “Schedule 13D”) is filed by Ivory Castle Limited (“Ivory Castle”), The Heron Bay Trust (“Heron Bay”) and Vistra Asia Limited (“Vistra Asia,” and together with Ivory Castle, the “Reporting Persons”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Long Island Iced Tea Corp., a Delaware corporation (the “Issuer”). Except as set forth below, the disclosure in the Schedule 13D as originally filed remains unchanged. Only those items amended or supplemented are reported herein. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Schedule 13D as originally filed.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 4,973,715 shares of Common Stock outstanding as of May 9, 2016 as reported in the Issuer’s Form 10-Q for the period ending March 31, 2016.

Item 3. Sources of Funds.

Item 3 is hereby amended by appending the following:

On May 2, 2016, Ivory Castle sold 77,000 shares of Common Stock to a third party in a private transaction at $6.49 per share (for an aggregate sale price of $500,000).

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by restating it in its entirety as follows:

Ivory Castle is the beneficial owner of 875,243 shares of Common Stock, representing 17.5% of the Issuer’s outstanding Common Stock. This amount includes 852,743 shares of Common Stock held directly and 22,500 shares of Common Stock issuable upon the exercise of the Warrants. Heron Bay, as the owner of Ivory Castle, may be deemed to beneficially own the shares of Common Stock beneficially owned by Ivory Castle. Vistra Asia, as the trustee of Heron Bay, may be deemed to beneficially own the shares of Common Stock beneficially owned by Heron Bay. Ivory Castle, Heron Bay and Vistra Asia have sole voting and dispositive control over all such shares.

In the past 60 days, Heron Bay and Ivory Castle effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 19, 2016

IVORY CASTLE LIMITED

By:	/s/ Chiu Wai Man
	Name:	Zeehan Limited
	Title:	Sole Director of Ivory Castle Limited

THE HERON BAY TRUST

By:	/s/ Chiu Mei Yee and Chiu Wai Man
	Name:	Vistra Asia Limited
	Title:	as Trustee of The Heron Bay Trust

VISTRA ASIA LIMITED

By:	/s/ Chiu Mei Yee and Chiu Wai Man
	Name:	Chiu Mei Yee and Chiu Wai Man
	Title:	as the Authorised Persons of Vistra Asia Limited